Filed by ChevronTexaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

     Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates, “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of Unocal operations into ChevronTexaco will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of ChevronTexaco’s and Unocal’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, ChevronTexaco undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     ChevronTexaco will file a Form S-4, Unocal will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ChevronTexaco free of charge by contacting ChevronTexaco Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

     ChevronTexaco, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of ChevronTexaco and their ownership of ChevronTexaco stock is set forth in the proxy statement for ChevronTexaco’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock will be set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

     Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

Conference Call Transcript

CVX - ChevronTexaco Announces Agreement to Acquire Unocal
Event Date/Time: Apr. 04. 2005 / 6:00AM PT
EVENT DURATION: 42 MIN

CORPORATE PARTICIPANTS

David O’Reilly
ChevronTexaco Corporation - Chairman & CEO

Charles Williamson
Unocal Corporation - Chairman & CEO

Stephen Crowe
ChevronTexaco Corporation - VP & CFO

Terry Dallas
Unocal Corporation - EVP & CFO

Randy Richards
ChevronTexaco Corporation - Investor Relations Manager

CONFERENCE CALL PARTICIPANTS

Fred Leuffer
Bear Stearns - Analyst

Mark Flannery
Credit Suisse First Boston - Analyst

Paul Ting
Lehman Brothers - Analyst

Doug Leggate
Smith Barney - Analyst

Paul Sankey
Deutsche Bank - Analyst

Benjamin Dell
Sanford Bernstein - Analyst

David Wheeler
Neuburger - Analyst

Rehan Rashid
Friedman Billings - Analyst

Arjun Murti
Goldman Sachs - Analyst

Mark Gilman
Benchmark Capital Company - Analyst

Gil Yang
Smith Barney - Analyst

Louis Starks
Chesapeake - Analyst

Steve Schofield
EAC Management - Analyst

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PRESENTATION

Operator

     Good morning ladies and gentlemen, and welcome to the ChevronTexaco Investor Relations conference call. At this time all participants have been placed on a listen-only mode, and the floor will be open for your questions following today’s presentation. It is now my pleasure to introduce your host, Mr. David O’Reilly, Chairman and CEO of ChevronTexaco Corporation. Sir, the floor is yours.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Thank you. Good morning and thank all of you for joining me today. I’ve got a few people with me. Let me start with Chuck Williamson, Unocal’s Chairman and CEO, who is with me; Stephen Crowe, ChevronTexaco’s Chief Financial Officer; Terry Dallas, Chief Financial Officer for Unocal; Randy Richards, our Investor Relations Manager; and Robert Wright from Unocal’s Investor Relations, are here as well and will be able to provide assistance after the presentation, particularly the last two, both Robert and Randy. So we’ve got a room full and without any further adieu, I’m going to get started.

Turning to slide two, I will remind you that our presentation today contains estimates, projections and other forward-looking statements. Please review the Safe Harbor statement on that slide. So let’s turn to slide three. Today we have some very exciting news to share with you. As you have seen this morning, we have announced that we will acquire Unocal Corp. in a stock and cash transaction valued at $18.4 billion. The reasons for the transaction are compelling and the acquisition will benefit the stockholders of both companies. In my view Unocal is a unique company. It’s an independent oil and gas company but one with super major assets. With its operations in Asia-Pacific, in the Caspian and the Gulf of Mexico, it is a great strategic fit with ChevronTexaco’s core areas. And the acquisition brings with it opportunities that are consistent with our strategies, and I believe the combination of the two companies is a powerful one and offers strong synergies. I’m going to turn to Chuck for a moment to give his perspective on this.

Charles Williamson - Unocal Corporation - Chairman & CEO

     Good morning and thank you Dave. Needless to say we’re very excited about this transaction, and like Dave I believe the combination will be beneficial to all of our shareholders. As Dave mentioned, we see a very strong strategic fit between the two companies. As many of you who have followed us know, Unocal has enjoyed a good deal of success with the drill bit, particularly in Asia and the deepwater Gulf of Mexico, and we welcome this chance to work with ChevronTexaco to develop those, as Dave says, super major type opportunities. Through the course of our discussions I have to say it is clear that we share similar values with ChevronTexaco, and I think there has been a lot of respect on both sides for which each company can bring to the table. I can assure all of you that we will work very hard to make this a successful and smooth integration. Thank you, Dave.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Thanks, Chuck. Now I would like to move to slide four to share with you the key drivers of the deal before I get into some of the details. The acquisition provides both immediate and long-term value with the addition of significant resources. A critical attribute of Unocal and one of the main reasons we believe so strongly in this deal, is the long-term resource potential it presents. The acquisition will boost production volume growth as we will see later in this presentation. Unocal’s assets strongly complement ChevronTexaco’s oil and gas production and reserves in key strategic regions. Among those are Unocal’s Southeast Asia business focused on Thailand, Myanmar, Indonesia and Bangladesh, and enhances the Company’s gas position across Asia.

ChevronTexaco has an established position in this region and is building on a long developed strategy to enhance our holdings there. Unocal has large deepwater Gulf of Mexico lease positions with discoveries and prospects, and as you know ChevronTexaco has a number of recent exploratory successes in that area. And the combination of the two companies will broaden our status as the leading western oil company in the Caspian, further strengthening ChevronTexaco’s significant position in Caspian oil export infrastructure.

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

Let’s now turn to slide five. Unocal offers opportunities for ChevronTexaco to extract additional value through project execution. Our size and scope, as well as the capabilities we have developed in managing large complex projects, provide us the ability to capitalize on Unocal’s undeveloped assets. There are numerous opportunities to capture synergies, and I will discuss these in a moment.

Because of the natural strategic fit of Unocal’s resources, we expect to be able to integrate operations efficiently and the integration will bring together talented employees worldwide. We will undertake efforts to high grade the combined companies’ exploratory program to concentrate on high impact opportunities, and in certain cases we will divest non-strategic assets. I’m not going to go into a lot of detail here, but the sales will be consistent with the portfolio decisions we’ve made over the last few years. As a rough estimate, we expect asset sales proceeds after-tax to be about $2 billion.

Slide six shows the terms of the transaction. The acquisition consideration is structured as 75% stock and 25% cash. For each share of Unocal’s stock Unocal shareholders may elect to receive either 1.03 shares of ChevronTexaco stock or $65 in cash. However, both of these elections will be subject to proration. At ChevronTexaco’s closing price on April 1, the blended value is $62.07 a share. So the equity value of the transaction is 16.8 billion, and the total enterprise value of the deal is 18.4.

Now let’s turn to the financial impacts as shown on slide seven. We anticipate the transaction will be accretive to cash flow per share in the range of 4 to 5%. The impact to earnings per share is broadly neutral, and to assure that we plan to significantly increase stock repurchases. The stock repurchases will be subject to Board approval and consistent with liquidity, legal requirements and maintaining ChevronTexaco’s AA credit rating. Over the past year the Company has repurchased $2.8 billion of its common shares as part of a $5 billion repurchase program. Although the transaction will be dilutive to book returns, it adds value on an economic return basis.

As shown on this slide, we have demonstrated a sharp focus on ROCE improvement since the ChevronTexaco merger, and we intend to remain in the top tier on ROCE. As you can see from the map on slide eight, Unocal expands our core upstream asset positions, supporting a key objective for ChevronTexaco. Unocal has sizable operations concentrated in four key areas, the Gulf of Thailand, Indonesia, Azerbaijan and the U.S. Gulf of Mexico. More than 50% of both production and reserves are located in Asia in the world’s fastest-growing region economically, with good long-term prospects. Unocal’s significant and growing gas business located in the heart of this region is one of the prime reasons for this transaction.

Slide nine shows our reserves profile. Unocal will bring an additional 1.7 billion barrels of oil equivalent, increasing our total proved reserve base by about 15% and bringing the combined total based on consolidated and affiliate figures in both Company’s 10-K’s, to approximately 13 billion barrels of oil equivalent. As I’ve indicated, we think the Unocal assets have very strong potential in resources that have been discovered but not yet moved to proved and which are not included in the numbers in this slide.

Looking at our portfolio in terms of the oil and gas mix, the proportion of our proved reserves represented by gas will increase from 29% to 34% following the transaction. I mentioned that the transaction provides both immediate and long-term benefits for ChevronTexaco. As you can see on slide ten, Unocal will provide additional volume growth, giving us a compound annual growth rate of nearly 6% from 2005 to 2009 on a combined pro forma basis excluding the impact of any divestitures. During the next few years, new Unocal production will be added principally in Azerbaijan, the deepwater Gulf of Mexico and Indonesia.

Slide 11 shows our expanded gas business in the Asia-Pacific. The combination of our Southeast Asian businesses will put us in the top tier of gas producers and marketers in the region. In Thailand, Unocal is the number one E&P company. Its assets there and in Indonesia, are in close proximity to rapidly developing markets. Unocal currently provides gas to the Bontang LNG Plant in Indonesia, and by virtue of its large gas discoveries we anticipate that its access to capacity will increase substantially over time. We’ll also benefit from the Company’s gas producing assets in Bangladesh and Myanmar.

As shown on slide 12, with this acquisition ChevronTexaco will become a top resource holder in Asia-Pacific according to Wood Mackenzie data. It will leverage our gas resources in the Northwest shelf and in the greater Gorgon area which contain gross natural gas resources of more than 40 Tcf. With ChevronTexaco’s financial resources and presence in the Asia-Pacific region as a whole, there is scope to accelerate the speed at which these gas resources can be commercialized and proved reserves recognized.

The map on slide 13 shows ChevronTexaco Gulf of Mexico acreage holdings in blue and Unocal in red. ChevronTexaco holds the number one position on the shelf and in the deep water we are a leading participants in opportunities such as Tahiti, Jack, Blind Faith and Great White. To this transaction we are adding to that already strong position. In the deep water Unocal brings continued development at the Mad Dog project. And our companies have complementary interests in several areas. For example St. Malo and nearby Jack and the Walker Ridge, and a number of

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

discoveries in the Alaminos Canyon in the vicinity of Great White. This is an excellent example of what we mean when we talk about adding both immediate and long-term resources.

Slide 14 provides an overview of the Caspian region. In the Caspian region Unocal has equity interest in two world class assets, the Azerbaijan International Operating Company, or AIOC, that is producing and developing offshore oil reserves in the Caspian Sea and the Baku-Tbilisi-Ceyhan pipeline, or the BTC pipeline. Along with ChevronTexaco’s equity interest in Tengiz, Karachaganak and the CPC pipeline, this gives us a very strong presence in the region with excellent oil export infrastructure.

Turning to slide 15, we expect to gain cost savings where we have overlapping operations in the Gulf of Mexico, in Thailand and within corporate and support functions. Unocal has historically been an active explorer with excellent results in Southeast Asia and several discoveries in the Gulf of Mexico. It has already been engaged in the process of high-grading its exploration portfolio. With the combined company we will have significant new opportunity for high-grading the exploration program. Once regulatory approval is received, integration efforts will be completed rapidly. With our merger integration experience I am confident will complete this process efficiently. In total we estimate a synergy capture rate of more than $325 million per year before tax.

Slide 16 describes how we plan to achieve further integration benefits. ChevronTexaco has a recognized competency in successfully implementing world scale projects. There will be opportunities to add value by combining the best practices of both companies, and Unocal will enhance our organizational capability. Its workforce has commercial, operating and technical skills that are highly valued, and we look forward to working with Unocal’s talented employees in a variety of locations. And we will also benefit from Unocal’s strong business relationships that have been developed over the course of the past 40 years in Southeast Asia.

So turning to 17, in summary, I’m very excited about this transaction both for its immediate and long-term benefits. It’s a unique opportunity to capture high-quality assets that are an excellent fit with our existing portfolio and our long-term strategies. As we said in our presentations to you, our global upstream objective is to grow profitably -- profitability in core areas and build new legacy positions. And our global gas objective is to commercialize our equity resource base targeting North American and Asian markets. Unocal’s assets fit into these strategies, in fact they fit like a glove. The transaction meets the financial test based on our resource assumption, future production, and oil and gas prices, and we believe it will create value for both sets of stockholders. And it gives us the ability to capture additional value from Unocal’s unproved resource base.

So in summary, that ends my prepared comments, and before I take questions from the operator I am just going to make one comment. We will be taking questions on a look forward basis and not really entertaining questions about the process or deliberations that led up to this transaction. So I ask you to confine your questions to the issues that we want to talk about today, and I think most of you will be interested in. So Elsa with that, I am going to turn it over to you so you can connect those who have questions. Thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Fred Leuffer with Bear Stearns.

Fred Leuffer - Bear Stearns - Analyst

     Congratulations, gentlemen. Just a couple of quick questions. Really I think, Dave, having to deal with timing on synergy capture, the $325 million target that you cited, how long do you think it will take you to get there? Also, timing on developing the unproved base of assets that Unocal has, if you could talk a little bit about that. And just lastly a quick question, is there a break-up fee attached to this deal?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Okay. Fred, first of all timing. The first question you have to address is timing of the transaction itself, and we are going to file very, very soon for all the regulatory permits and the like. And we are optimistic that this will be completed this year. So that’s the first question. I’m confident that the synergies that we are talking about here can be captured in the first year. It is not that complicated. We have already done a fair amount of work and understand where the opportunities are, and I highlighted those in the slide. So that, to me, is a relatively easy part of the question.

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

The pace at which resources are developed is, of course -- this is a large resource base that is going to add opportunities for development over many, many years. Some of them are somewhat nearer term. For example, in Thailand developing resources there is a shorter cycle business as pipeline capacity is increased, that is a relatively short time frame. At the other end of the scale the resources in the Gulf of Mexico, some of the deepwater discoveries are longer cycle time. You yourself have probably observed that the cycle time there is anything from typically from five years on the low end to seven, eight or nine years on the high-end. I can’t predict with any more precision what that will be. I can say, though, that the long-term -- there is good long-term perspective here and a good long-term potential. Break-up fee?

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     There has been a typical standard break-up fee included in the transaction.

Fred Leuffer - Bear Stearns - Analyst

Can you tell me what the dollar amount is?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     It is going to be disclosed.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     I think it will be disclosed in time.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We’ll disclose it in the...

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     It will be disclosed in the S-4 when it’s filed.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     But there is a break-up fee, and it’s standard and customary.

Fred Leuffer - Bear Stearns - Analyst

     Okay. Thank you. Again, congratulations.

Operator

     Mark Flannery with Credit Suisse First Boston.

Mark Flannery - Credit Suisse First Boston - Analyst

     Good morning, Dave. Dave, you have been out making speeches and interviews recently regarding the importance of getting access to resources, that kind of thing. Do we see this deal as the outcome of a somewhat of a shift in thinking in ChevronTexaco away from the ROCE focus of the

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

last two or three years, and toward something that looks a bit more like a resource capture model? Would that be a fair summary of why this deal is happening at this time?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     No, I don’t think it would be. This is a unique opportunity, Mark, because there are what I consider to be two attractive features here. There are quality assets, and I mentioned the four areas in which we view these assets to be quality and of super major status. And secondly, the opportunity to acquire these assets came along, but it doesn’t diminish our focus on being a top tier performer in returns. And I think I mentioned that and I want to emphasize it again, that this does not signal a shift. It signals an opportunity to build for the long-term on a set of assets that happen to be square on our strategies, right in the heart of our strategies and really good quality with long-term potential.

Mark Flannery - Credit Suisse First Boston - Analyst

     Can I just have a follow-up then? Does it have any implication for the other two areas of the world that you had been discussing committing further capital to, namely Russia and the Middle East? Is this an either/or?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     No, I wouldn’t judge it as an either/or. I don’t want to speculate about other potential opportunities. You probably saw that we have signed an LOI with Repsol last week, for example, for a Faja, another Faja project in Venezuela. So I wouldn’t signal it -- I wouldn’t exclude anything. But I do want to leave the message with you -- I do want to leave the message with you that our focus on returns is in no way diminished by this opportunity.

Mark Flannery - Credit Suisse First Boston - Analyst

     Thank you.

Operator

     Paul Ting with Lehman Brothers.

Paul Ting - Lehman Brothers - Analyst

     Congratulations, first. Dave, I think -- no impression about this -- there’s just a fit between the two companies and it’s a great addition to your portfolio. When we looked at the valuation that you are roughly paying, maybe about $9 per barrel of oil equivalent for Unocal proven reserve, and if we add their purchase -- some development costs after that, you may have a purchase and development costs somewhere in the say maybe 11 to $12. Meanwhile your funding and development costs for the past five year average is about 5 to $6. I presume that because you think Unocal have a lot of hidden reserve and so end up your ultimate purchase and development costs would be far lower than what is based on the proven reserves, is there any number there you can share with us, what is your target or expectation that you will be able to draw down that number and what are confident levels that you have on those.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Paul, thank you. It’s a good question. The nominal number, if you look at P1 reserves, is approximately 9, as you mentioned. But we’ve done an analysis of undeveloped reserves and done the modeling of investment required to take those reserves to the market and come up with a number of $7 per barrel. So it is slightly higher than what we’ve achieved over the last five years, but we still think it is very competitive in an environment in which costs have been rising in any event. So I think this is a very good deal, but you have to look past the nominal number to get to what the real value is. And beyond that, of course, we create optionality or other opportunities that go beyond that. So thank you for the question.

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Paul Ting - Lehman Brothers - Analyst

     I have one follow-up question. On the goodwill, because you obtain about the book value, any idea from a modeling purpose how much of the payment is going to be in the goodwill and how much is in the asset write-up?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     There will be some goodwill recorded here. We have to do a more detailed analysis over the next few months before we can be very precise about how that goodwill will be allocated. But remember that a portion of the goodwill also reflects the offset to the incremental deferred tax recorded under purchase accounting. That work will be underway, and we will be talking about it further in the future. But thank you.

Paul Ting - Lehman Brothers - Analyst

     Thank you. Congratulations.

Operator

     Doug Leggate with Smith Barney.

Doug Leggate - Smith Barney - Analyst

     Good morning, gentlemen, and again congratulations. A couple questions, if I may. First of all, you didn’t go into a lot of detail obviously on the divestment plans. But I wonder if you could maybe touch on what areas specifically would you not expect to pursue further growth in terms of investment? You have talked a lot about the hidden resources and the opportunities, but for example you’ve spent a lot of time taking costs out of the lower 48 and disposing of some non-core areas. Could you maybe just elaborate a little bit on that? And the second question relates back to the synergies. Could you maybe touch a little bit on how you formulate your assumptions on the current synergy number and where the risk to that may be, maybe breaking it down between portfolio high grading in terms of lower exploration charges and the actual end pipe coming from overlap and cost-cutting from perhaps a manpower standpoint.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Okay. Let me deal with the first question first. I don’t want to be very specific about where the assets are that would be sold, other than to point out what our track record has been in this regard, and in fact what Unocal’s track record has been in this regard, to give you kind of a clue as to the source of asset that we’re looking at. Our history over the last year or two, once we started selling the assets from the merger of ChevronTexaco was to take short-lived, end-of-life or near end-of-life noncore assets and shift them out of the portfolio so we can focus on the higher quality assets. And that is kind of the criteria that we will apply going forward, but for commercial reasons I don’t want to be very specific beyond that. On the synergy estimate, two-thirds of the synergy estimate is pure cost reduction from overlapping, roughly overlapping operations and corporate G&A and the like, direct cost reduction. And about one-third is how we represent the benefits of upgrading and high grading.

Doug Leggate - Smith Barney - Analyst

     Okay. Maybe just one quick follow-up.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

You’ve had two. Is it a quick one?

Doug Leggate - Smith Barney - Analyst

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

     Timeframe for the divestments.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Obviously, soon and early in the process.

Doug Leggate - Smith Barney - Analyst

     Thanks very much.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     If I could ask people to confine their question to one if they could, so we can get through -- their top priority question so that we can get through the queue because there are a number of people in the queue. Thank you.

Operator

     Paul Sankey with Deutsche Bank.

Paul Sankey - Deutsche Bank - Analyst

     David, you said that the deal is dilutive to return on capital employed. Can you just talk a little bit more about how you handle that strategically? I think there’s a further point that it is accretive on an economic returns basis. You didn’t expand a huge amount about that. I don’t need to go on. I’ll leave the floor to you on that one. But are you deprioritizing return on capital employed as a result of this?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     No, I’m certainly not deprioritizing it. It’s a very important measure, and I think it was Mark Flannery who asked me a very similar question a short time ago. We are -- it is because of what it is, a more current addition to our capital employed, somewhat a rebasing of the total capital employed in the Company, and the book returns are diluted modestly by that impact. However, I am confident that we know the economic returns are there, and we are very confident that this is a good -- considering that we’re buying a going concern in particular with immediate benefits current production, current cash flow, I think this is a very good transaction from an economic basis and gives us tremendous options, primarily in the areas of our priority strategic focus. Thank you.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     I would simply add that as we have shown in one of the charts premerger or pretransaction, ChevronTexaco has put a clear emphasis on improving its returns and has moved up to the top of the competitive stack. Following this transaction we will be resetting as a result of purchase accounting, the ROCE. But it is clearly our intention to remain in the top tier as we move forward over the years.

Paul Sankey - Deutsche Bank - Analyst

So it is just a short-term dilutive acquisition for a long-term returns enhancement?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     And a book dilution, yes.

Paul Sankey - Deutsche Bank - Analyst

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

     It’s a book dilution. And so that of course allows for cost-cutting going forward, so that would all be part of the same enhancement going forward, I guess?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Yes. You’ll see us continuing our focus on returns, I can assure you. Thank you.

Operator

     Benjamin Dell with Sanford Bernstein.

Benjamin Dell - Sanford Bernstein - Analyst

     Thank you. I wonder if I could follow-up on that, on the return thing. You said you would be resetting the returns. Is that you’ll be resetting them to stay in the top tier excluding goodwill or including goodwill? And just on the cash element, you talked about continuing to buy back shares. Can you give us some indication? Obviously you’re talking about the growth in the 2p asset base from Unocal that they’re bringing in, can you give us some indication given your development spend and the cash you’re outlaying for this, what sort of oil price going forward do you need to be buying back stock?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Okay. You’ve had a couple questions there. The intent going forward is to be a top tier performer, including goodwill. So we are not going to hide any of this stuff away; whatever is in the denominator is in the denominator. The second part of your question related to share buybacks and the assumptions around those. We’ve used very similar models to the sort of modeling you’ve done, to estimate what we think appropriate share buybacks will be. And I don’t want to speculate other than to say we anticipate significant increases there. And part of the reason for that is that clearly asset divestitures create some of the cash for some of the share buyback programs, as well. So if I gave you a number, it would be -- it wouldn’t be appropriate at this point in time. I will just reemphasize that there will be share buybacks. They’ll be significantly increased, and the purpose of those share buybacks is to ensure that there is -- that the modest earnings, book earnings, that the book earnings are stable and not modestly decretive as they might be.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     I’ll just add, if you think back to ChevronTexaco’s existing program, through the end of the first quarter we have repurchased $2.8 billion of the announced $5 billion repurchase program . . . clearly at a pace quicker than the three years would imply. So we looked forward to the various signposts in the marketplace of market conditions and prices to help guide us at the same time wanting to maintain our AA rating. As Dave said, over time these repurchases, which have been returning value to the shareholders, will be significantly expanded in part reflecting any divestments that may occur and also to mitigate any of the dilution effect arising from this transaction.

Benjamin Dell - Sanford Bernstein - Analyst

Could I just ask what your average reserve replacement forecast is for the next four years?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We’re not going to provide that. So we are not going to speculate about our reserve replacement at the present time, but we will come back to that when we are ready to talk about it. Thank you.

Operator

     David Wheeler with Neuburger.

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Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

David Wheeler - Neuburger - Analyst

     Most of our questions have been answered. Dave, could you clarify how dilutive the acquisition is to returns?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Is broadly neutral based on the assumption that we continue to buy back shares and significantly -- sorry returns -- wrong question.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     Our current assessment is that based on the assumptions we’ve done in the modeling that in the near-term we would see about a 3% reduction in book returns.

David Wheeler - Neuburger - Analyst

     Okay. Thanks very much.

Operator

     Rehan Rashid with Friedman Billings.

Rehan Rashid - Friedman Billings - Analyst

     Good morning. Actually this question is for Chuck. Chuck, as a Unocal investor I’m somewhat actually disappointed on the takeout price, not really a premium to other large cap independents on most standard valuation metrics. Could you walk us through your thoughts on valuation framework you used to come up to this agreed-upon price, please?

Charles Williamson - Unocal Corporation - Chairman & CEO

     Rashid, I would only say that I do think this is a fair valuation for the Company, obviously, and our Board did as well or we wouldn’t be supporting the transaction. In terms of the valuation metrics, were probably not any different than the metrics you used. And so that is all I really want to say, and I’ll ask Terry if he wants to add anything to it.

Terry Dallas - Unocal Corporation - EVP & CFO

     I think it is very hard to go back and look at those metrics because as we said, we weren’t going to talk about the process, but apparently there were a lot of leaks and the stock was probably not trading at the level that would have been appropriate to our competitors. So I don’t know which metrics you’re talking about but we think it was a very fair price.

David O’Reilly- ChevronTexaco Corporation - Chairman

     If I could just add a point. The other point I think, is that 75% of this transaction is in ChevronTexaco stock. So for those that like the business and like the prospects, this is still a hell of a good deal, I think. Next question.

Operator

     Arjun Murti with Goldman Sachs.

Page: 11

Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

Arjun Murti - Goldman Sachs - Analyst

     My apologies if you addressed this in your prepared remarks, but any update on how you are thinking of the gasoline patent that Unocal had for the CARB gasoline in California. I believe you were originally, obviously, on the other side of where people came out on that, but any change to view on that patent?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We didn’t address it in our opening remarks, but since the matter is in litigation we do see a path to resolving it but we don’t want to really comment very much on it. But we certainly have thought about this in our acquisition thinking.

Arjun Murti - Goldman Sachs - Analyst

     Can you provide any additional comments on how you are able to come to comfort with any potential environmental liabilities? Unocal has obviously been around for many years and has been in a variety of legacy businesses, not all of which it owns. Obviously you are not concerned because you’re doing the acquisition, but how much due diligence and how are you going to be able to deal with that kind of stuff?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Well, quite a bit, but Steve is going to answer the question.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     Well Arjun, we have completed a very comprehensive assessment of the Unocal portfolio including the liabilities that are in the form of environmental exposures and we are very comfortable with our valuations and including the measurement of those types of exposures. We don’t anticipate any hits, if you will, as a result of that and certainly it will all be subsumed in purchase accounting.

Arjun Murti - Goldman Sachs - Analyst

     That’s great. Thank you very much.

Operator

     Mark Gilman with the Benchmark Capital Company.

Mark Gilman - Benchmark Capital Company - Analyst

     I’m a bit curious in terms of the structure of the deal in terms of 75% stock, 25% cash, and then, Dave, your indication to follow the completion of the transaction with significant repurchases. Is there a tax element to structuring the transaction in this way? If not, why wouldn’t you contemplate doing this on a substantially all cash basis?

Randy Richards - ChevronTexaco Corporation - Investor Relations Manager

     And before we answer that question, could we -- just as an administrative note, we’ve had some reverb occurring just recently in the call. If somebody is a participant and is using a speakerphone, if you could please turn off the speakerphone that might solve the problem. Thank you.

Page: 12

Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Mark, I did hear the question, and we’re just taking a pause here because we were getting feedback on the line. I’m going to have Steve Crowe address your question. I think we’ve captured it all and if we didn’t, let us know.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     Certainly by offering a blend of 75% stock and 25% cash we give the option to the Unocal stockholders as to their preferences as to how they would like to receive compensation. To the extent that stock is the preferred amount and it will be prorated back to 75% or prorated to 25%, that will be a transaction that will not be taxable upon its occurrence.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We believe that is attractive to offer both options here, because clearly some people will want to rollover into stock for that reason.

Mark Gilman - Benchmark Capital Company - Analyst

     So what you’re saying is that the stock portion is essentially tax-free and it’s only the cash portion that is taxable?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     That is correct.

Mark Gilman - Benchmark Capital Company - Analyst

And that was some of the thinking with respect to 75% stock followed by a repurchase program?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We believe that is an attractive feature of the transaction.

Mark Gilman - Benchmark Capital Company - Analyst

     Okay. Thanks very much.

Operator

     Gil Yang with Smith Barney.

Gil Yang - Smith Barney - Analyst

     You made a comment talking about the returns of this transaction. Could you give us an idea of what kind of commodity prices you’re expecting going forward to achieve those return expectations?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

Page: 13

Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

     In the near-term we are looking at kind at current near-term forecasted conditions in the next year or so translating into our long-term economic assumptions for all of the projects that we do internally. So this meets the test of our own -- we haven’t changed our analysis significantly in any way to analyze our returns here. It’s the same basis.

Gil Yang - Smith Barney - Analyst

Could you remind us what that is?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Well we don’t disclose publicly what are assumptions are. But we did tell you, I believe in the fall of last year, that we had increased our long-term assumptions around price from a 15 to $25 range to a 20 to $30 range.

Stephen Crowe - ChevronTexaco Corporation - VP & CFO

     I would simply add that our economic evaluations take multiple price scenarios into account including the recognition of current market prices. These price projections that we’ve used are consistent with those that we would use for organic projects as well, depending upon the profile of the project.

Gil Yang - Smith Barney - Analyst

     Very good. Thank you.

Operator

     Louis Starks (ph) with Chesapeake.

Louis Starks - Chesapeake - Analyst

     I just wanted to clarify two things that were in the announcement. The expanded share buyback program, will that commence after closing or is that something that the Board will have the ability to look at now that the deal is announced?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     It will commence after closing. The increased pace will commence after closing.

Louis Starks - Chesapeake - Analyst

I see. And is the 1.03 a fixed ratio subject to pro rate -- election in pro rate?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Yes.

Louis Starks - Chesapeake - Analyst

     And just finally, did I understand clearly that when you said, David, you expected closing later in the year?

Page: 14

Apr. 04. 2005 / 6:00AM, CVX - ChevronTexaco Announces Agreement to Acquire Unocal

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Correct.

Louis Starks - Chesapeake - Analyst

     Thank you very much.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Subject to approvals which I’m confident we’ll still get.

Louis Starks - Chesapeake - Analyst

     Thank you.

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     We’re going to take one more question because we’re running out of time here.

Operator

     Steve Schofield (ph) with EAC Management.

Steve Schofield Analyst

     Yes, shareholders that don’t make a valid cash or stock election, nonelecting shareholders, what do they get?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     The 75/25 blend. They will get the exact mix offered in the transaction.

Steve Schofield Analyst

So they get the mix, 75/25?

David O’Reilly - ChevronTexaco Corporation - Chairman & CEO

     Exactly, if they don’t make an election. I want to thank you all very much for joining us on the call today. I appreciate it very much. And we have both IR teams here to answer further follow-up questions, Randy Richards from ChevronTexaco, and Robert Wright from Unocal. So thank you all. I appreciate you calling in, and good morning. Thank you, Elsa.

Operator

     You’re welcome. This does conclude today’s teleconference. You may disconnect your lines at this time, and have a wonderful day.

Page: 15

Conference Call Transcript

CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

Event Date/Time: Apr. 04. 2005 / 7:30AM PT

Page: 16

Apr. 04. 2005 / 7:30AM, CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

CORPORATE PARTICIPANTS

Charlie Stewart
ChevronTexaco - Manager of Media Relations

Dave O’Reilly
ChevronTexaco - Chairman and CEO

Charles Williamson
Unocal - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Jim Norman
Platts Gas Daily - Media

Peter Loftus
Dow Jones - Media

Joe Carroll
Bloomberg - Media

Mike Liedtke
Associated Press - Media

Deepa Babington
Reuters - Media

Bill Holland
Platts Gas Daily - Media

Andrew Kelly
Oil Daily - Media

Stephen Burns
Argus Media - Media

PRESENTATION

Operator

     Good morning, ladies and gentlemen, and welcome to the ChevronTexaco media relations conference call. At this time all participants have been placed on a listen-only mode, and the floor will be open for your questions following today’s presentation. It is now my pleasure to introduce your host, Mr. Charlie Stewart, Manager of Media Relations for ChevronTexaco. Sir, you may begin.

Charlie Stewart - ChevronTexaco - Manager of Media Relations

     Thank you very much, and good morning, everyone. We have with us this morning Mr. Dave O’Reilly, Chairman and CEO of ChevronTexaco and Mr. Chuck Williamson, Chairman and CEO of Unocal. They will be available for 30 minutes to respond to your questions, and as you’ve heard, the teleconference operator will assist in putting your calls through. But before we begin to take your questions both Mr. O’Reilly and Mr. Williamson will make some brief opening remarks. Mr. O’Reilly?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Yes, I would just like to start by making a comment that how excited we are about this opportunity. It’s a unique opportunity to join two companies together. Unocal has some tremendous assets. I characterize them as super major assets that fit well with our portfolio and with our strategy.

Page: 17

Apr. 04. 2005 / 7:30AM, CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

I mentioned in the analyst call this morning where those assets were. Primarily it’s Asia, particularly in the Gulf of Thailand, Indonesia where they have very strong positions in the growing markets, gas-oriented, as well as oil; the Gulf of Mexico, where we have complementary assets on the shelf and in the deep water with upside in exploration and, of course, a position in Azerbaijan, including the BTC Baku-Tbilisi-Ceyhan Pipeline, an area where ChevronTexaco has had long-standing interest in Kazakhstan and, of course, an ownership in the CPC Caspian Pipeline.

This is a very good fit. The companies are very complementary. We think it is going to offer great value to shareholders, and I am very pleased to be announcing this today along with Chuck Williamson, my counterpart at Unocal. Chuck?

Charles Williamson - Unocal - Chairman and CEO

     Thank you. Just like Dave I think we’re very excited about this transaction, and Dave has made a very good case for why we think strategically it makes a lot of sense for all of our shareholders. I’d just like to add to what he said that Unocal has worked very hard, certainly, over the past few years to build the quality of asset base we have. But I think what we look forward to most is working with ChevronTexaco with considerably more financial and technical resources at hand to help us monetized and develop some of these discoveries we’ve had.

But I think the combination makes good sense strategically in terms of assets, but also in terms of the resources we would need to develop some of these large fields. I think it is a good fit. We’re looking forward to making this a very successful integration and working with ChevronTexaco.

Charlie Stewart - ChevronTexaco - Manager of Media Relations

     That’s great. Operator, could we please open the floor for the first question?

Page: 18

QUESTION AND ANSWER

Operator

     (OPERATOR INSTRUCTIONS) Jim Norman, Platts.

Jim Norman - Platts Gas Daily - Media

     I had a question regarding the Unocal patent litigation, which Chevron has been an adversary in, and I wonder can you say briefly how you expect the disposition of that litigation?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Jim, this is Dave O’Reilly speaking. Thank you for the question. I did refer to it this morning in our call. This is a matter that is in litigation, but we can see paths to resolving it consistent with our objectives in the acquisition. But since it is in litigation I can’t comment any further. Thank you.

Operator

     Peter Loftus, Dow Jones.

Peter Loftus - Dow Jones - Media

     Good morning. Can you say anything about an expected headcount following the deal and whether that reflects -- or if you could be specific about any sort of headcount reduction or lay-offs, anything along those lines?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Peter, I can’t be specific. In fact, Chuck and I have been talking about this. Clearly there will be some redundancy because we, for example, don’t need two corporate headquarters, and there are some areas where we will have overlaps. But this is not primarily about headcount reduction. It is about melding together two companies and bringing Unocal’s really core assets where most -- by far the majority of the people are.

Like us, most of Unocal’s people are outside the United States, and we need people to continue to operate and grow those assets and create value. So this is not about headcount, although from a realistic perspective there will be some reductions. But we’re not ready to talk about those specifically yet. Thank you.

Operator

     Joe Carroll, Bloomberg.

Joe Carroll - Bloomberg - Media

     Good morning. I wonder if you can explain why you would buy when crude -- when you’re at the top of the market, when crude is at record highs.

David O’Reilly - ChevronTexaco - Chairman and CEO

Page: 19

Apr. 04. 2005 / 7:30AM, CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

     Let me be very clear, Joe, that this is not a -- the majority of Unocal’s assets are -- and resources -- are natural gas, both in terms of production and in terms of the reserves and resource base. And these are overseas. These gas values are not directly tied to the crude prices that you see on the strip every day. They are long-term contracts. Some of them are sensitive to and related to general energy markets, but many of them are long-term contracts and don’t have the same degree of fluctuation or volatility that you see. So we are not buying today’s crude price. We are buying a company with long-term assets and with a great potential primarily centered in Asia and in the gas markets. Thank you.

Operator

     Mike Liedtke (ph), Associated Press.

Mike Liedtke - Associated Press - Media

     Hi, Dave. I was wondering if you could talk a little bit about what kind of regulatory hurdles you expect to encounter in this, and are some of the divestitures planned around that to satisfy those concerns? Can you give us any color on that?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Well, we don’t -- we obviously have to get regulatory approval, SEC, FTC and the like, and also approvals internationally since most of these assets are international environments. So we don’t anticipate any significant roadblocks to completing the deal from a regulatory standpoint. In fact, the asset divestments that we’re talking about or contemplating aren’t even related to regulatory issues. They are related to prioritization of the portfolio.

So the other point, I guess, that I would like to make is that typically in some of the prior transactions we have conducted refining and marketing assets have been part of the deal. There are no refining and marketing assets here and the vast majority of the operations are outside the United States.

Operator

     Deepa Babington, Reuters.

Deepa Babington - Reuters - Media

     I just was wondering if you could give some color on how the deal came together. My understanding is that, I guess it was sort of struck at the very last minute, and ChevronTexaco emerged as the front-runner towards the very end?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Well, we are not going to talk about that. Chuck and I have an agreement that we are looking forward here, and we will answer questions on a forward-looking basis. The deal as announced is the deal, and we’re looking forward and getting on with implementing it. Thank you.

Operator

     Bill Holland, Platts Gas Daily.

Bill Holland - Platts Gas Daily - Media

     Good morning, gentlemen. I have a couple of questions, particularly revolving around natural gas in the Gulf of Mexico. First, do you have a figure on how much ChevTex’s production is going to increase by adding Unocal’s production -- Gulf of Mexico production in?

Page: 20

Apr. 04. 2005 / 7:30AM, CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

David O’Reilly - ChevronTexaco - Chairman and CEO

     I do not have that specifically. No, Bill, not with me.

Bill Holland - Platts Gas Daily - Media

     My second question is have you decided what assets you’re going to sell? I mean, you’ve got a dollar figure; you have obviously identified what you’re going to be selling. Is any of that going to be here domestically in the United States, North America?

David O’Reilly - ChevronTexaco - Chairman and CEO

     Bill, what we said this morning, and I will say again, is that we’re, for commercial reasons, not going to talk specifically about assets for sale. But if you look at our history and the history of both companies, what we have been focused on selling are noncore, smaller, near end of life mature operations that don’t fit with our portfolio of the future. So those criteria will continue to apply. But I am not going to be more specific than that. Thank you.

Bill Holland - Platts Gas Daily - Media

     One more question. Have you assigned a price per thousand cubic feet to the gas reserves you are buying from Unocal in the Gulf?

David O’Reilly - ChevronTexaco - Chairman and CEO

     I’m not going to disclose that. We have -- no, we are going to disclose that, but thank you for your question.

Operator

     Andrew Kelly, Oil Daily.

Andrew Kelly - Oil Daily - Media

     Good morning. A question to both companies. I would like to know to what extent this deal was the result of a competitive process on both sides. Was Chevron looking at other potential targets? And did Unocal talk to other potential buyers?

David O’Reilly - ChevronTexaco - Chairman and CEO

     We’re not going to talk about what led up to this deal and we’re not -- either of us. We have got that -- We mentioned that earlier. And secondly, I’m certainly not going to speculate on anything that we would consider in the way of M&A from a ChevronTexaco perspective.

Andrew Kelly - Oil Daily - Media

Can we hear from Chuck on that, please?

Charles Williamson - Unocal - Chairman and CEO

     I’m afraid I have the same answer. What Dave and I are trying to do is focus on this transaction going forward, and what has happened is in the past.

Operator

Page: 21

Apr. 04. 2005 / 7:30AM, CVX - Media Conference Call: ChevronTexaco Announces Agreement to Acquire Unocal

     Stephen Burns, Argus Media.

Stephen Burns - Argus Media - Media

     I think you’ve just answered my question, which was what is next on the agenda for ChevronTexaco, but maybe without discussing whether there was anything specific you had in mind from a company philosophy point of view, does this change what your immediate course is going to be?

David O’Reilly - ChevronTexaco - Chairman and CEO

     No -- the attractiveness of this transaction is that it is consistent with our core strategies and our current geographic focus. We have two strategies which this fits squarely with. The first is to grow upstream profitably and build new legacy positions. And clearly the acquisition hits on many of those; Thailand, Indonesia, Azerbaijan, Gulf of Mexico. The second one is to commercialize equity gas targeting North American and Asian markets, and what could be better aimed at the Asian gas markets than the assets in the Gulf of Thailand and Myanmar, Bangladesh, as well as the gas in Indonesia, which goes through the Bontang LNG Plant?

So this squarely hits on our key strategic objectives. And in the Gulf of Mexico and other places, it adds to our very long portfolio of deepwater opportunities, which we have in places like Nigeria and Angola. This will strengthen that by adding more in the Gulf of Mexico, Tahiti, Mad Dog and some of the prospects that we have identified in the press release. So it’s squarely consistent with our objectives. Thank You.

Operator

     Thank you. There appear to be no further questions at this time. I will turn the floor back over to you.

Charles Stewart - ChevronTexaco - Manager of Media Relations

     Thank you very much. If there are no further questions I guess we will call it quits. And thank everyone for your participation. Thanks again.

Operator

     This does conclude today’s teleconference. You may disconnect your lines at this time, and have a wonderful day.

Page: 22

ChevronTexaco

Leveraging our Strengths

L N G

Dave O'Reilly
Chairman & CEO

San Ramon
April 4, 2005

© ChevronTexaco 2005

San Ramon April 4, 2005 Leveraging our Strengths Dave O'Reilly Chairman & CEO

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of ChevronTexaco's and Unocal's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, ChevronTexaco and Unocal undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary Statement

A Unique Opportunity To Leverage Our Combined Strengths

ChevronTexaco

Russia
Kazakhstan
Novorossiysk
Black Sea
Caspian Sea
Azerbaijan
Turkey
Iran

China
Thailand
Philippines
Indonesia
Australia

Unocal

ChevronTexaco
3

A Unique Opportunity To Leverage Our Combined Strengths ChevronTexaco Unocal

Key Drivers Adds immediate and long-term resources Provides enhanced production volume growth Provides leading natural gas position in Asia Enhances CVX' core deepwater Gulf of Mexico position Adds to Caspian assets, including pipeline capacity

Key Drivers Offers opportunities for CVX to extract additional value through project execution Offers significant synergy capture opportunities Will integrate efficiently - excellent asset portfolio fit Brings together talented employees worldwide Will rationalize portfolio, e.g. certain asset dispositions and high-grading of exploration program

Terms of Transaction 75% Tax-free exchange of stock at ratio: 1.03 ChevronTexaco: 1 Unocal 25% Cash Value of transaction $18.4 Billion (incl. Unocal net debt) Principal conditions to close Unocal shareholders' approval Regulatory clearances

Financial Impact Accretive to cashflow per share Broadly neutral to EPS We will increase share repurchases to offset effect on EPS over time Dilutive to ROCE Intend to remain top tier Adds value on an economic return basis CVX ROCE calculated by dividing net income (adjusted for after-tax interest expense and minority interest) by the average of total debt, minority interest and stockholders' equity for the period. Calculated for peers based on publicly available information handled on a consistent basis. Competitor Range ChevronTexaco 2002 2003 2004 0.0315 0.1565 0.2575 CVX 0.032 0.157 0.258 0.0325 0.1575 0.2585 Low 0.003 0.102 0.152 Comp. Range 0.134 0.132 0.092 ChevronTexaco ROCE 2002 - 2004 (1)

Unocal Portfolio

Canada
Azerbaijan
Bangladesh
USA
Thailand
Myanmar
Indonesia
Vietnam
Production Operations
Exploration Provinces

ChevronTexaco

Unocal Portfolio Azerbaijan Azerbaijan Vietnam Production Operations Exploration Provinces Indonesia USA Bangladesh Canada Thailand Myanmar

Reserves Profile

2004 Proved Reserves [1]

ChevronTexaco
ChevronTexaco & Unocal
11.25 BBOE
13.01 BBOE
Oil
Gas

ChevronTexaco
9

Reserves Profile Gas Oil ChevronTexaco 29 71 Gas Oil Combined 34 66 ChevronTexaco ChevronTexaco & Unocal 2004 Proved Reserves (1) Oil Gas 11.25 BBOE 13.01 BBOE Total proved reserves shown above include consolidated companies and equity interests in affiliates, as provided in the companies' most recent 10K Filings.

Production Profile

ChevronTexaco & Unocal
Pro-Forma Production, MBOED
4,000
3,000
2,000
1,000
0
2004 CVX Actual
2005
2006
2007
2008
2009
ChevronTexaco
Unocal

ChevronTexaco

10

Production Profile 2004 CVX Actual 2005 2006 2007 2008 2009 ChevronTexaco 2509 2501 2592 2762 3072 3117 Unocal 0 411 439 475 517 543 ChevronTexaco & Unocal Pro-Forma Production, MBOED

Expanding Our Asia-Pacific Gas Business

CHEVRONTEXACO + UNOCAL
Liquefaction capacity
Gas resource
LNG supply

ChevronTexaco

11

Expanding Our Asia-Pacific Gas Business No. 1 in Thailand Bontang LNG in Indonesia Bangladesh Myanmar CHEVRONTEXACO + UNOCAL Liquefaction capacity Gas resource LNG supply

A Top Resource Holder in Asia-Pacific

Asia-Pacific Oil & Gas
Commercial and Technical Resources (1) (2)
MMBOE
21,500
15,000
12,000
9,000
6,000
3,000
0
Gas
Oil
PetroChina
CVX+UCL
XOM
RDS
Petronas
Pertamina
INPEX
CNOOC
Sinopec
Woodside
BP

Notes

ChevronTexaco

12

A Top Resource Holder in Asia-Pacific Notes Source: Wood Mackenzie estimates for SE Asia plus Australia and Bangladesh based on Wood Mackenzie's definition of net "Commercial" + working interest "Technical" resources. Countries included: Australia, Bangladesh, Brunei, Cambodia, China, Indonesia, Malaysia, Malay/Thai JDA, Myanmar, Philippines, Thailand & Vietnam. PetroChina CVX+UCL XOM RDS Petronas Pertamina INPEX CNOOC Sinopec Woodside BP Gas 12136 10949 11668 7668 5184 4750 4383 2185 1151 3321 3420 Oil 5863 3408 1262 1567 1645 1218 729 2429 2960 717 451 Asia-Pacific Oil & Gas Commercial and Technical Resources (1) (2) 21,500

Enhances our Deepwater Gulf of Mexico Position HOUSTON NEW ORLEANS UNOCAL CVX

Adds Caspian Assets Including Pipeline Capacity

Moscow
RUSSIA
Connecting Pipeline
20%
Karachaganak
20%
UKRAINE
KAZAKHSTAN
Caspian Pipeline
15%
Aksai
PE Pipe Plant
100%
Black Sea
Novorossiysk
Atyrau
Aral Sea
Almaty
Aktau
TCO
50%
Ankara
GEORGIA
T'bilisi
Caspian Sea
TURKEY
ARMENIA
Baku
Ceyhan
ERBAIJAN
Baku-Tbilisi-Ceyhan Pipeline
8.9%
Mediterranean
AIOC
10.3%
500 Mi
500 Km

ChevronTexaco

14

Adds Caspian Assets Including Pipeline Capacity Karachaganak CVX 20% TCO CVX 50% Exploration License CVX 50% Caspian Pipeline CVX 15% Connecting Pipeline CVX 20% PE Pipe Plant CVX 100% Karachaganak 20% TCO 50% Baku-Tbilisi-Ceyhan Pipeline 8.9% Caspian Pipeline 15% Connecting Pipeline 20% PE Pipe Plant 100% AIOC 10.3%

Significant Cost Synergies Cost savings - Gulf of Mexico, Thailand and Corporate Exploration program - Highgrade Smooth and efficient integration Annual synergies over $325 million

Further Integration Benefits Adoption of operating best practices Unocal brings talented/skilled employees worldwide Unocal has over 40 years of business relationships in Southeast Asia

Summary Unique opportunity to capture high quality assets Excellent fit with ChevronTexaco core areas and strategies Meets financial requirements for investment based on disciplined assumptions Upside due to ChevronTexaco's ability to capture value from Unocal's significant resource base

Leveraging our Strengths

CALTEX
Chevron
TEXACO
L N G

ChevronTexaco
18

Leveraging our Strengths Leveraging our Strengths Leveraging our Strengths